UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         English translation of a letter dated May 27, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 27, 2019

Chairman of the

Comisión Nacional de Valores

Mr. Marcos Ayerra

RE.: Relevant Matter. Compliance with section 2 and 3 of Chapter I, Title XII of the CNV Rules (NT 2013)

Dear Sirs,

I am writing to you in my capacity of Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in relation with the treasury shares acquired by the Company pursuant to the resolution of the Board of Directors’ meeting dated May 22, 2013, as it was informed through Relevant Matter published in the Autopista de la Información Financiera (“AIF”) under the ID No.: 4194155D.

Within the framework of such Board of Directors’ resolution, the Company purchased its treasury shares in the market between May 28, 2013 and November 5, 2013, having acquired a total of 15,221,373 Class “B” shares issued by Telecom Argentina, of P$1 nominal value and 1 voting right per share ( the “treasury shares”), all of which was informed to the Comisión Nacional de Valores and to the markets in accordance with the applicable rules. As of today, these treasury shares represent 0.70% of the total capital of Telecom Argentina.

In this regard, we inform that, in accordance with the provisions of section 67 of the Ley de Mercado de Capitales No. 26,831 (Capital Markets Law No. 26,831), and after three (3) years (term which was extended for three (3) additional years as decided by the Ordinary and Extraordinary Shareholders’ Meeting of the Company held on April 29, 2016) since the first acquisition of treasury shares and not having been sold, nor having passed a Shareholders’ Meeting resolution over this matter, from May 28, 2019 and until November 5, 2019 the capital stock of Telecom Argentina will be reduced as a matter of law in an amount equal to the nominal value of the corresponding shares, which will be cancelled, according to the following details:

Date	Quantity of shares	Date	Quantity of shares	Date	Quantity of shares

5/28/2019	100,000	7/22/2019	85,000	9/26/2019	235,021
5/29/2019	48,452	7/23/2019	225,000	9/27/2019	175,000
5/30/2019	65,000	7/24/2019	105,000	9/30/2019	242,478
5/31/2019	445,518	7/25/2019	60,000	10/1/2019	196,365
6/3/2019	126,775	7/26/2019	47,500	10/2/2019	132,515
6/4/2019	253,766	7/29/2019	61,040	10/3/2019	170,000
6/5/2019	262,580	7/30/2019	172,499	10/4/2019	124,921
6/6/2019	150,955	7/31/2019	201,957	10/7/2019	349,997

6/7/2019	94,533	8/1/2019	85,000	10/8/2019	320,890
6/10/2019	230,771	8/2/2019	64,600	10/9/2019	290,000
6/11/2019	153,600	8/5/2019	85,000	10/10/2019	82,031
6/12/2019	215,000	8/6/2019	108,824	10/11/2019	114,126
6/13/2019	275,000	8/7/2019	67,470	10/15/2019	104,541
6/14/2019	200,000	8/8/2019	20,727	10/16/2019	87,159
6/17/2019	152,418	8/9/2019	31,000	10/17/2019	56,402
6/18/2019	45,000	8/12/2019	46,681	10/18/2019	106,214
6/19/2019	159,951	8/26/2019	177,980	10/21/2019	75,500
6/24/2019	155,002	8/27/2019	238,769	10/22/2019	165,000
6/25/2019	138,861	9/2/2019	16,860	10/23/2019	118,932
6/26/2019	106,196	9/3/2019	90,000	10/24/2019	60,664
6/27/2019	220,000	9/4/2019	100,000	10/25/2019	170,000
6/28/2019	73,582	9/5/2019	50,137	10/28/2019	210,000
7/1/2019	355,077	9/6/2019	215,025	10/29/2019	218,151
7/2/2019	242,817	9/9/2019	100,320	10/30/2019	95,251
7/3/2019	88,530	9/10/2019	302,569	10/31/2019	58,164
7/4/2019	17,987	9/11/2019	132,828	11/1/2019	198,047
7/5/2019	109,736	9/12/2019	320,000	11/4/2019	141,000
7/8/2019	109,451	9/13/2019	275,730	11/5/2019	138,850
7/10/2019	160,000	9/16/2019	141,998	TOTAL	15,221,373
7/11/2019	23,681	9/17/2019	145,887
7/12/2019	54,085	9/18/2019	200,000
7/15/2019	95,661	9/19/2019	291,459
7/16/2019	254,792	9/20/2019	213,605
7/17/2019	231,655	9/23/2019	279,999
7/18/2019	197,850	9/24/2019	82,335
7/19/2019	150,283	9/25/2019	176,790

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chariman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 28, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations